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FORM X-17A-5
PART III

SEC FILE NUMBER
8-24767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gramercy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 Old Post Road
(No. and Street)

CHARLESTOWN (City), RI (State) 02813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Scribner (401) 364-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPAs LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, Suite 301 (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

SEC Mail Processing
MAY 28 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Roderick Scribner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Securities, Inc., as of March 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VANESSA LYN BLUM
Notary Public, State of Rhode Island
My Commission Expires Oct. 20, 2020

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

24767 FINRA MAR
GRAMERCY SECURITIES INC
PO BOX 1059
3949 OLD POST RD STE 200
CHARLESTOWN RI 02813-2599

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RODERICK SCRIBNER (401) 364-7700

2. A.	General Assessment (item 2e from page 2)	$ 1417
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______________ Date Paid	(1034)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	383
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 383.00

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GRAMERCY SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6 day of MAY, 20 19.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/18
and ending 3/31/19

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 944,446

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

______________________________ 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $ 944,446

2e. General Assessment @ .0015 $ 1417

(to page 1, line 2.A.)

Gramercy Securities, Inc.

Index

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3	10
Supplementary Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934	11
Schedule II - Exemptive Provision under Rule 15c3-3	12
Report on SIPC-7 Agreed-upon Procedures	13

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholder of
Gramercy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gramercy Securities, Inc as of March 31, 2019, the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gramercy Securities, Inc, as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gramercy Securities, Inc's management. Our responsibility is to express an opinion on Gramercy Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gramercy Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Gramercy Securities, Inc's financial statements. The supplemental information is the responsibility of Gramercy Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri & Strauss

We have served as Gramercy Securities, Inc's auditor since March 31, 2017.

Cree Alessandri & Strauss CPAs LLC
May 14, 2019

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Gramercy Securities, Inc.
Statement of Financial Condition
March 31, 2019

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 38,200	$ --	$ 38,200
Accounts receivable	9,247	1,402	10,649
Prepaid expense	--	22	22
Prepaid corporate taxes	--	800	800
Total current assets	47,447	2,224	49,671
Property and equipment, net (Note 3)	--	--	--
Other assets:			
Deferred tax asset (Notes 2 and 4)	--	5,125	5,125
Total assets	$ 47,447	$ 7,349	$ 54,796

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accounts payable	$ 18,974	$ --	$ 18,974
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400		11,400
Additional paid-in capital	48,014		48,014
Retained earnings (accumulated deficit)	(30,941)	7,349	(23,592)
Total stockholder's equity	28,473	7,349	35,822
Total liabilities and stockholder's equity	$ 47,447	$ 7,349	$ 54,796

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Income
For the Year Ended March 31, 2019

Revenues:	
Commissions	$ 944,444
Expenses:	
Agent commissions	809,865
Auto expense	2,112
Bank charges	612
Communications	2,145
Contributions	100
Dues and subscriptions	711
Insurance and bond	2,245
Licenses, registrations and regulatory fees	7,826
Meals and entertainment	62
Office expenses	938
Officer compensation	84,000
Payroll taxes	6,933
Postage and overnight delivery charges	2,423
Professional fees	13,557
Rent	5,198
Taxes	104
Travel	46
Utilities	257
Total expenses	939,134
Income before taxes	5,310
Corporate taxes (Note 4)	2,025
Net income	$ 3,285

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, April 1, 2018	$ 11,400	$ 48,014	$ (26,877)	$ 32,537
Net income			3,285	3,285
Balance, March 31, 2019	$ 11,400	$ 48,014	$ (23,592)	$ 35,822

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2019

Cash flows from operating activities:	
Net income	$ 3,285
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Increase (decrease) in cash from changes in assets and liabilities:	
Accounts receivable	(10,102)
Prepaid expense	75
Accounts payable	7,202
Total adjustments	(2,825)
Net cash provided by operating activities	460
Net increase in cash	460
Cash, beginning of the year	37,740
Cash, end of the year	$ 38,200

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for income taxes	$ 2,025

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Notes to Financial Statements

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has a branch office in Dana Point, California. In total there are seven registered representatives. The Company limits its operations as described in SEC Rule 15c3-3(k)(2)(i).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

Accounts Receivable

Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at March 31, 2019. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at March 31, 2019. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services.

The Company sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. Summary of Significant Accounting Policies (continued)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Depreciation

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of 5 years. For federal income tax purposes, depreciation is computed using accelerated methods.

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the accounting for income taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

3. Property and Equipment

The following major classes are stated at cost at March 31, 2019:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,580
	$ --

4. Corporate Taxes

The Company was not liable for any federal income taxes due to the use of the net operating loss carryforward. For state purposes, the Company was liable for minimum state tax fees totaling $2,025.

At March 31, 2019 the deferred tax asset consisted of the tax effects of the temporary difference of net operating loss carryforwards.

The components of the deferred tax asset included the following at March 31, 2019:

Deferred:	
Federal, net of valuation allowance of $12,400	$3,100
State	2,025
	$5,125

It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

Year Ended	Amount	Expiration Date
March 31, 2014	$67,044	March 31, 2034
March 31, 2016	6,247	March 31, 2036
	$73,291	

Income tax returns for the year 2015 and prior are no longer subject to examination by tax jurisdictions.

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2019, the Company had a net capital of $28,473, which was $23,473 in excess of its required minimum net capital. At March 31, 2019, the Company's percentage of aggregate indebtedness to net capital was 66.64%.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(i).

6. Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Subsequent Events

The Company has evaluated subsequent events through May 14, 2019, which is the date the financial statements were available to be issued.

Gramercy Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

March 31, 2019

Net Capital:	
Stockholder's equity qualified for net capital	$ 35,822
Deduction for non-allowable assets:	
Accounts receivable	1,402
Prepaid expense	822
Deferred tax asset	5,125
	7,349
Net capital before haircuts	28,473
Less: haircuts	--
Net capital	28,473
Minimum capital requirement	5,000
Excess net capital	$ 23,473
Aggregate indebtedness:	
Liabilities	$ 18,974
Ratio of aggregate indebtedness to net capital	66.64%

Net Capital Computation above agrees to the Focus Report as of March 31 2019

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.

3949 Old Post RD
P.O. Box 1059
Charlestown, RI 02813
Member: FINRA/SIPC
P 401-364-7700 F 401-364-2228

Gramercy Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240. 17a-5(d)(1) and (4), (Reports to me made by certain brokers and dealer).

This Exemption Report was prepared as required by 17 C.F.R. S240. 17a-5(d) (1) and (4).

To the best of my knowledge and belief, the Company states the following:

(1) The Company claims and exemption from 17 C.F.R. S240. 15c3-3(k)(2)(i) (the "exemption provision"), and
(2) The Company met the exemption provision throughout the most recent fiscal year, April 1, 2018 to March 31, 2019.

Gramercy Securities, Inc.

By: Roderick R. Scribner, President

Cree Alessandri & Strauss
Certified Public Accountants LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Director and Shareholder of
Gramercy Securities, Inc.
Charlestown, RI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the following procedures enumerated below which were agreed to by Gramercy Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Gramercy Securities, Inc. (the Company) for the year ended March 31, 2019, solely to assist you and SIPC in evaluating Gramercy Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gramercy Securities, Inc.'s Management is responsible for the Gramercy Securities, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, if any, with respective cash disbursement records entries, as applicable, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended March 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion conclusion on Gramercy Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri & Strauss

Cree Alessandri & Strauss CPAs LLC
May 14, 2019

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com